Exhibit 21.1

Subsidiaries of Prosperity Bancshares, Inc.

Name of Subsidiary	Jurisdiction of Incorporation
Prosperity Holdings, Inc.	Delaware
Prosperity Bank	Texas
Prosperity Capital Trust I	Delaware
Prosperity Statutory Trust II	Connecticut
Paradigm Capital Trust II	Delaware
Prosperity Statutory Trust III	Connecticut